UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Gushan Environmental Energy Limited

Form 6-K

Signatures
EX-99.1 Press Release
EX-99.2 Press Release
EX-99.3 Agreement and Plan of Merger, dated as of June 4, 2012, by and among Gushan Environmental Energy Limited,
Trillion Energy Holdings Limited, Trillion Energy Investments Holdings Limited and Mr. Jianqiu Yu

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited (Registrant)

Date: June 4, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Chan Kwai Seng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6314
Email: elizabeth.cheek@hkstrategies.com	Email: kwaiseng.chan@hkstrategies.com

Gushan Environmental Energy Limited Announces

First Quarter 2012 Financial Results

New York, June 4, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, today announced its unaudited consolidated financial results for the first quarter of 2012.

Highlights for the First Quarter of 2012 (Note 1)

•	Total revenues increased by 7.6% year-to-year and decreased by 33.3% quarter-on-quarter to RMB266.5 million (US$42.3 million).

•

Gross profit amounted to RMB12.7 million (US$2.0 million), compared to a gross profit of RMB4.4 million for the first quarter of 2011 and a gross profit of RMB30.8 million for the fourth quarter of 2011.

•

Loss from operations amounted to RMB3.0 million (US$0.5 million), compared to a loss from operations of RMB14.5 million for the first quarter of 2011 and a loss from operations of RMB671.1 million for the fourth quarter of 2011.

•

Net loss attributable to the Company amounted to RMB2.1 million (US$0.3 million), compared to a net loss of RMB17.5 million for the first quarter of 2011 and a net loss of RMB683.1 million for the fourth quarter of 2011.

•	Sales volume of copper products increased by 38.7% year-to-year and decreased by 25.2% quarter-on-quarter to 5,132 tons.

•	Average selling price of copper products decreased by 13.5% year-to-year and increased by1.8% quarter-on-quarter to RMB51,540 (US$8,184.2) per ton.

•	Sales volume of biodiesel decreased by 97.2% year-to-year and increased by 54.9% quarter-on-quarter to 127 tons. (Note 2)

•	Average selling price of biodiesel increased by 19.6% year-to-year and decreased by 4.9% quarter-on-quarter to RMB6,421 (US$1,019.6) per ton. (Note2)

•	Cash balance amounted to RMB51.6 million (US$8.2 million) as of March 31, 2012.

Note 1: Translation from RMB into US$ at RMB6.2975 to US$1.00, see “Currency Convenience Translation” below.

Note 2: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

1

Financial Results for the First Quarter of 2012

Revenues

The Company’s revenues amounted to RMB266.5 million (US$42.3 million) for the first quarter of 2012, representing an increase of 7.6% from RMB247.8 million for the first quarter of 2011 and a decrease of 33.3% from RMB399.6 million for the fourth quarter of 2011. The increase on a year-to-year basis was mainly due to the consolidation of Xiangbei’s results beginning in August 2011.

The Company’s revenues from its copper products business totaled RMB265.2 million (US$42.1 million) for the first quarter of 2011, representing an increase of 19.36% from RMB222.2 million for the first quarter of 2011 and a decrease of 33.0% from RMB395.8 million for the fourth quarter of 2011. The sales volume of copper products was 5,132 tons for the first quarter of 2012, representing an increase of 38.7% from 3,701 tons for the first quarter of 2011 and a decrease of 25.2% from 6,860 tons for the fourth quarter of 2011. The average selling price of copper products was RMB51,540 (US$8,184.2) per ton for the first quarter of 2012, representing a decreased of 13.5% from RMB59,558 per ton for the first quarter of 2011 and an increase of 1.8% from RMB50,615 per ton for the fourth quarter of 2011. The increase in revenues from the Company’s copper products business on a quarter-on-quarter basis was mainly due seasonality, as demand for copper products in China is generally higher in the forth quarter of the year due to the Chinese New Year holiday in the first quarter of the year, during which some of the Company’s copper products customers recess their operations for as long as three weeks.

The Company’s revenues from its biodiesel business totaled RMB1.3 million (US$0.2 million) for the first quarter of 2012, representing a decrease of 94.8% from RMB25.6 million for the first quarter of 2011 and a decrease of 64.9% from RMB3.8 million for the fourth quarter of 2011. The sales volume of biodiesel was 127 tons for the first quarter of 2012, as compared to 4,532 tons for the first quarter of 2011 and 82 tons for the fourth quarter of 2011. The average selling price of biodiesel was RMB6,421 (US$1,019.6) per ton for the first quarter of 2012, representing an increase of 19.5% from RMB5,371 per ton for the first quarter of 2011 and a decrease of 4.9% from RMB6,754 per ton for the fourth quarter of 2011. The decrease in revenue from the biodiesel business was attributable to the continued suspension of substantially all of the Company’s biodiesel production, due primarily to the continued shortage of raw materials and reduced demand due to a slowing PRC economy. Since the third quarter of 2012, only the Company’s Sichuan biodiesel production facility has remained in operation. The Company does not expect to resume production of biodiesel and biodiesel by-products on a large-scale basis in the near future.

Cost of Revenues

Cost of revenues for the first quarter of 2012 totaled RMB253.8 million (US$40.3 million), representing an increase of 4.3% from RMB243.4 million for the first quarter of 2011 and a decrease of 31.2% from RMB368.8 million for the fourth quarter of 2011. The increase on a year-to-year basis was mainly due to the consolidation of Xiangbei’s results beginning in August 2011. The decrease on a quarter-on-quarter basis was mainly due to the decrease in sales of copper products due to seasonality, as demand for copper products in China is generally higher in the forth quarter of the year due to the Chinese New Year holiday in the first quarter of the year, during which some of the Company’s copper products customers recess their operations for as long as three weeks.

The cost of revenues of the Company’s copper products business totaled RMB252.1 million (US$40.0 million) for the first quarter of 2012, representing an increase of 19.0% from RMB211.8 million for the first quarter of 2010 and a decrease of 28.0% from RMB350.3 million for the fourth quarter of 2011. The unit cost of raw materials for the copper business was RMB47,623 (US$7,562.2) per ton for the first quarter of 2012, representing a decreased of 15.2% from RMB56,173 per ton for the first quarter of 2011 and an increase of 11.1% from RMB42,872 per ton for the fourth quarter of 2011.

The cost of revenues of the Company’s biodiesel business totaled RMB1.7 million (US$0.3 million) for the first quarter of 2012, representing a decrease of 94.6% from RMB31.6 million for the first quarter of 2011 and a decrease of 90.8% from RMB18.5 million for the fourth quarter of 2011. The decline in the cost of revenues of the Company’s biodiesel business was due to the continued suspension of substantially all of the Company’s biodiesel production. The unit cost of raw materials for the biodiesel business was RMB4,658 (US$739.7) per ton for the first quarter of 2012, representing an increase of 13.6% from RMB4,100 per ton for the first quarter of 2011 and an increase of 0.2% from RMB4,647 per ton for the fourth quarter of 2011.

Gross Profit

The Company’s gross profit for the first quarter of 2012 totaled RMB12.7 million (US$2.0 million), compared to a gross profit of RMB4.4 million for the first quarter of 2011 and a gross profit of RMB30.8 million for the fourth quarter of 2011.

2

The Company’s gross profit for the first quarter of 2012 was composed of a gross profit of RMB13.1 million (US$2.1 million) from its copper products business, representing a gross profit margin of 4.9%, which was partially offset by a gross loss of RMB0.4 million (less than US$0.1 million) from its biodiesel business, representing a gross loss margin of 28.1%.

The Company’s gross profit for the first quarter of 2011 was composed of a gross profit of RMB10.4 million from its copper products business, representing a gross profit margin of 4.7%, which was partially offset by a gross loss of RMB6.0 million from its biodiesel business, representing a gross loss margin of 23.7%.

The Company’s gross profit for the fourth quarter of 2011 was composed of a gross profit of RMB45.5 million from its copper products business, representing a gross profit margin of 11.5%, which was partially offset by a gross loss of RMB14.7 million from its biodiesel business, representing a gross loss margin of 388.3%.

The deterioration of the copper products business’s gross profit margin on a quarter-on-quarter basis was mainly caused by a narrowing of the spread between the average selling price of copper products, which increased by 1.8%, and the average unit cost of raw materials, which increased by 11.1%, and by the Company’s use of a RMB10.2 million provision for copper product inventory write-downs during the fourth quarter of 2011. The Company made this provision due to a decrease in the average selling price of copper products during October 2011.

The gross profit margin of the Company’s copper products business on a year-to-year basis was relatively stable. On a year-to-year basis, the average selling price of copper products increased by 13.5% and the average unit cost of raw materials increased by 15.2%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2012 totaled RMB18.6 million (US$3.0 million), as compared to RMB16.4 million for the first quarter of 2011 and RMB29.9 million for the fourth quarter of 2011.

The increase on a year-to-year basis was mainly due to an increase in professional fees and an increase of staff costs. Professional fees increased on a year-to-year basis mainly due to the fees incurred in the first quarter of 2012 in connection with the non-binding proposal letter from Mr. Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Jianqiu Yu. Staff costs increased on a year-to-year basis was mainly due to the consolidation of Xiangbei’s results beginning in August 2011.

The decrease in selling, general and administrative expenses on a sequential quarterly basis was mainly due to a decrease in staff costs and share-based compensation. Staff costs were lower during the first quarter of 2012 than during the fourth quarter of 2011 as a result of the impact of year-end bonuses, totaling RMB3.2 million, paid to all levels of the Company’s employees in the fourth quarter of 2011. The decrease in share-based compensation was mainly caused by the recognition of RMB7.7 million during the fourth quarter of 2012 related to a fully-vested option granted on October 31, 2011 to the Company’s chairman to purchase up to 1,013 ordinary shares of Engen Investments Limited (“Engen”), which is 75% owned by the Company and is the holding company of the Company’s recycled copper products business.

Other Operating Expenses

Other operating expenses for the first quarter of 2012 were nil, as compared to RMB8.9 million for the first quarter of 2011 and RMB40.8 million for the fourth quarter of 2011.

During the fourth quarter of 2011, other operating expenses mainly consisted of depreciation of buildings and machinery, other amortization and salaries paid to factory workers of suspended biodiesel plants, totaling RMB9.7 million, an impairment loss of RMB28.2 million on a VAT recoverable and an impairment loss of RMB2.9 million on land use rights. During the first quarter of 2011, other operating expenses mainly consisted of depreciation of buildings and machinery, other amortization and salaries paid to factory workers of suspended biodiesel plants, totaling RMB8.9 million. During 2011, all of the factory workers of the suspended biodiesel plants were either laid off or transferred to the Company’s Sichuan biodiesel plant and the property, plant and equipment of such suspended plants were fully impaired, as a result, the Company did not incur any other expenses related thereto during the first quarter of 2012.

Other Operating Income

Other operating income for the first quarter of 2012 amounted to RMB3.3 million (US$0.5 million), as compared to nil for the first quarter of 2011 and RMB7.6 million for the fourth quarter of 2011. Other operating income for the first quarter of 2012 and the fourth quarter of 2011 mainly represented VAT refunds relating to the copper products business received by subsidiaries of the Company.

3

Impairment loss on property, plant and equipment

Impairment loss on property, plant and equipment for the first quarter of 2012 was nil, as compared to RMB603.3 million for the fourth quarter of 2011. During the fourth quarter of 2011, the Company an impairment loss of RMB603.3 million on certain property, plant and equipment as a result of its view that the possibility is remote that it will resume the production of biodiesel and biodiesel by-products on a large scale basis in the near future. As a result, such property, plant and equipment were fully impaired. The Company did not recognize an impairment loss in the first quarter of 2011.

Impairment loss of goodwill

The Company recognized an impairment loss of RMB41.4 million on goodwill for the fourth quarter of 2011 as a result of its determination that the carrying value of the copper products business exceeded its fair value and that the implied fair value of goodwill of the copper products business was nil. As the Company reviews goodwill for impairment annually, no impairment loss on goodwill was recorded for the first quarter of 2012 or the first quarter of 2011.

Change in Fair Value of Contingent Consideration Liabilities

The Company recognized an increase in fair value of contingent consideration liabilities of RMB0.4 million (US$0.1 million) for the first quarter of 2012, as compared to a decrease of RMB6.6 million for the first quarter of 2011 and a decrease of RMB6.0 million for the fourth quarter of 2011.

The contingent consideration liabilities consist of obligations to issue equity securities of the Company and Engen under earn-out arrangements the Company entered into in connection with its acquisitions of the subsidiaries through which it operates its copper products business. The subsequent change in the fair value of these equity securities at each reporting date is recognized in the Company’s statement of operations.

The increase in fair value of contingent consideration liabilities for the first quarter of 2012 was mainly due to an increase in the market price of the Company’s ADSs and the shorter period remaining for discounting these liabilities.

The decrease in fair value of contingent consideration liabilities for the first quarter of 2011 and the fourth quarter of 2011 were mainly due to decreases in the market price of the Company’s ADSs, changes in discount rates in calculating the fair value of these liabilities and decreases in the valuation of Engen as a result of downward adjustments of the Company’s expectation about the financial prospects of its recycled copper products business.

Other Income (Expenses)

Other income (expenses) primarily consists of interest income, interest expenses, foreign currency exchange gain (loss), net and other income, net. Other income, net included, among others, government grant income of RMB11.2 million (US$1.8 million) for the first quarter of 2012 and RMB11.6 million for the fourth quarter of 2011.

Income Tax Expense

Income tax expense primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other overseas withholding tax.

CIT for the first quarter of 2012 amounted to RMB4.0 million (US$0.6 million), as compared to RMB0.5 million for the first quarter of 2011 and RMB14.7 million for the fourth quarter of 2011.

According to the CIT law, which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

4

Although the Company intends to apply for the reduced dividend withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for such dividend withholding tax. If the local SATs approve a reduced dividend withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

In respect of its recycled copper products business, the Company made a provision for dividend withholding tax of RMB1.2 million (US$0.2 million) for the first quarter of 2012, RMB0.6 million for the first quarter of 2011 and RMB3.2 million for the fourth quarter of 2011.

In respect of its biodiesel business, no provision for dividend withholding tax was made or reduced for the first quarter of 2012 as the provision previously made had been fully reversed by the end of 2011 and all subsidiaries of biodiesel business still made losses in the first quarter of 2012. The Company reduced the provision for dividend withholding tax by RMB0.6 million for the first quarter of 2011 and RMB4.9 million for the fourth quarter of 2011. The decreases were due to the losses incurred by the biodiesel business.

Other overseas withholding tax amounted to RMB0.3 million (less than US$0.1 million), RMB0.3 million and RMB0.3 million for the first quarter of 2012, the first quarter of 2011 and the fourth quarter of 2010, respectively.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB2.1 million (US$0.3 million) for the first quarter of 2012, as compared to a net loss of RMB17.5 million for the first quarter of 2011 and a net loss of RMB683.1 million for the fourth quarter of 2011.

Recent Events

Continued Listing Standards Notice from the NYSE

As previously disclosed, on May 1, 2012, the Company received a letter from the NYSE notifying it that the Company was not in compliance with one of the NYSE’s standards for continued listing of its ADSs on the exchange. Specifically, the NYSE indicated that it considers the Company to be “below criteria” because, as of December 31, 20111, the Company’s average global market capitalization over a consecutive 30 trading-day period was less than USD50 million and, at the same time, the Company’s total stockholders’ equity was less than USD50 million. On April 27, 2012, the Company reported that as of December 31, 2011, the Company’s total shareholders’ equity attributable to the Company was approximately USD36.2 million. As of December 31, 2011, the Company’s average global market capitalization over a consecutive 30 trading-day period was approximately USD27.5 million.

Under NYSE continued listing rules, the Company has 90 days from the receipt of the letter to submit a plan advising the NYSE of definitive action the Company has taken, or is taking, that would bring the Company into conformity with the applicable standards within 18 months of receipt of the letter. If the NYSE staff determines that the Company has not made a reasonable demonstration of its ability to come into conformity with the applicable standards within 18 months, the NYSE staff will promptly initiate suspension and delisting procedures. Otherwise, if the NYSE staff accepts the plan, the Company will be subject to semi-annual review by the NYSE staff for compliance with the plan until either the Company is able to demonstrate that it has returned to compliance for a period of two consecutive quarters or until the expiration of the 18 month period. The NYSE staff will promptly initiate suspension and delisting procedures if the Company fails to meet the continued listing standards by the end of the 18-month period.

Business Outlook for Fiscal Year 2012

The Company’s copper products business continued to contribute positively to the Company’s overall financial performance during the first quarter of 2012 and this trend is expected to continue although the slowing of China’s economy is expected to have a negative impact on this business. Given the uncertainty of the overall macro economic environment, the Company is cautiously continuing to explore the possibility of acquiring more businesses in the copper products industry to complement its existing businesses and strengthen its overall copper products business portfolio.

During the first quarter of 2012, demand for diesel in China continued to soften which resulted in a decrease in biodiesel selling prices, while shortages of raw materials for the Company’s biodiesel business continued. The Company will continue to closely monitor the operating environment for its biodiesel business to determine whether it can resume large scale production of biodiesel on a positive cash flow basis.

5

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2011 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of March 31, 2012, which was RMB6.2975 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

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GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
Revenues	247,768	399,624	266,520	42,322
Cost of revenues	(243,405)	(368,798)	(253,825)	(40,306)

Gross profit	4,363	30,826	12,695	2,016

Research and development	(159)	(119)	—	—
Selling, general and administrative	(16,437)	(29,939)	(18,593)	(2,953)
Other operating expenses	(8,854)	(40,773)	—	—
Impairment loss of property, plant and equipment	—	(603,266)	—	—
Impairment loss of goodwill	—	(41,440)	—	—
Profit (loss) on disposal of property, plant and equipment	—	(13)	5	1
Change in fair value of contingent consideration liabilities	6,561	6,031	(398)	(63)

Total operating expenses	(18,889)	(709,519)	(18,986)	(3,015)

Other operating income	—	7,633	3,272	520

Loss from operations	(14,526)	(671,060)	(3,019)	(479)

Other income (expense):
Interest income	141	47	94	15
Interest expense	(1,409)	(2,141)	(2,198)	(349)
Foreign currency exchange gain (loss), net	(54)	510	243	38
Other income, net	473	11,612	11,027	1,751

Profit (loss) before income tax	(15,375)	(661,032)	6,147	976
Income tax expense	(775)	(13,279)	(5,548)	(881)

Net profit (loss)	(16,150)	(674,311)	599	95
Less: Net income attributable to non-controlling interests	(1,332)	(8,829)	(2,691)	(427)

Net loss attributable to the Company	(17,482)	(683,140)	(2,092)	(332)

Basic and diluted loss per ordinary share	(0.11)	(4.05)	(0.01)	—
Basic and diluted loss per ADS	(1.08)	(40.50)	(0.12)	(0.02)

Weighted average number of ordinary shares outstanding – Basic and diluted	162,686,743	168,686,743	168,686,743	168,686,743
Weighted average number of ADS outstanding – Basic and diluted	16,268,674	16,868,674	16,868,674	16,868,674

Share-based compensation expense included in:-
Cost of revenues	79	60	—	—
Research and development expenses	16	4	—	—
Selling, general and administrative expenses	3,093	9,556	1,468	233

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GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts expressed in thousands, except percentage data)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
Revenues:
Biodiesel business
Biodiesel	24,340	559	818	130
Biodiesel by-products and raw materials	1,220	3,231	511	81

Total biodiesel products	25,560	3,790	1,329	211

Copper products business
Copper products	220,394	347,209	264,524	42,005
Copper raw materials and scrap	1,814	48,625	667	106

Total copper products	222,208	395,834	265,191	42,111

	247,768	399,624	266,520	42,322

Cost of revenues:
Biodiesel business	(31,608)	(18,507)	(1,703)	(270)
Copper products business	(211,797)	(350,291)	(252,122)	(40,036)

	(243,405)	(368,798)	(253,825)	(40,306)

Gross profit (loss):
Biodiesel business	(6,048)	(14,717)	(374)	(59)
Copper products business	10,411	45,543	13,069	2,075

	4,363	30,826	12,695	2,016

Gross profit (loss) margin:
Biodiesel business	(23.7%)	(388.3%)	(28.1%)	(28.1%)
Copper products business	4.7%	11.5%	4.9%	4.9%

	1.8%	7.7%	4.8%	4.8%

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GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2011	March 31, 2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash	65,519	51,603	8,194
Accounts and bills receivable	226,704	114,758	18,223
Inventories	155,008	158,915	25,235
Prepaid expenses and other current assets	65,545	106,891	16,974
Amounts due from related parties	4,466	4,755	755
Income tax receivable	674	674	107
Deferred tax assets	2,019	1,714	272

Total current assets	519,935	439,310	69,760

Property, plant and equipment, net	96,929	114,650	18,206
Land use rights	86,527	86,115	13,674
Deferred tax assets	3,294	3,019	479

Total assets	706,685	643,094	102,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	110,000	110,000	17,467
Accounts payable	98,347	91,511	14,531
Accounts payable for property, plant and equipment	65,228	65,132	10,343
Accrued expenses and other payables	60,501	64,305	10,211
Amounts due to related parties	66,243	—	—
Income tax payable	11,614	14,990	2,380

Total current liabilities	411,933	345,938	54,932

Deferred tax liabilities	11,285	12,572	1,996
Income tax payable	10,547	10,547	1,675
Contingent consideration liabilities, excluding current portion	10,261	10,562	1,677
Deferred rebate income, excluding current portion	11,040	10,119	1,607

Total liabilities	455,066	389,738	61,887

Shareholders’ equity:
Ordinary shares	2	2	—
Additional paid-in capital	1,541,838	1,543,306	245,067
Treasury stock	(32,972)	(32,972)	(5,236)
Accumulated other comprehensive loss	(63,569)	(63,899)	(10,146)
Accumulated deficit	(1,217,439)	(1,219,531)	(193,653)

Total equity attributable to the Company	227,860	226,906	36,032

Non-controlling interests	23,759	26,450	4,200

Total shareholders’ equity	251,619	253,356	40,232

Total liabilities and shareholders’ equity	706,685	643,094	102,119

9

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net profit (loss)	(16,150)	(674,311)	599	95
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	3,188	9,620	1,468	233
Depreciation	10,804	18,761	2,344	372
Land use right expense	387	415	409	65
Profit (loss) on disposal of property, plant and equipment	—	13	(5)	(1)
Impairment loss of property, plant and equipment	—	603,266	—	—
Impairment loss of goodwill	—	41,440	—	—
Impairment loss of land use rights	—	2,925	—	—
Impairment loss of VAT recoverable	—	28,220	—	—
Change in fair value of contingent consideration liabilities	(6,561)	(6,031)	398	63
Foreign currency exchange (gain) loss, net	54	(510)	(243)	(39)
Deferred tax expense (benefit)	254	(839)	1,867	296
Inventory write-downs (reversal of write-downs)	(152)	1,096	2,662	423
Change in assets and liabilities
Accounts and bills receivable	(9,020)	(73,659)	111,946	17,776
Inventories	50,334	(30,868)	(6,569)	(1,043)
Prepaid expenses and other current assets	(24,259)	(36,249)	(41,346)	(6,565)
Accounts payable	(59,390)	73,067	(6,836)	(1,086)
Accrued expenses and other payables	(13,155)	8,333	3,985	633
Income taxes payable	(3,984)	10,398	3,376	536
Other non-current liabilities	(959)	(925)	(922)	(146)
Other assets	2,018	—	—	—

Net cash provided by (used in) operating activities	(66,591)	(25,838)	73,133	11,612

Cash flows from investing activities
Purchase of property, plant and equipment	(20,645)	(2,831)	(20,161)	(3,201)
Proceeds from disposal of property, plant and equipment	—	—	5	1
Pledged deposit for copper future contracts	(10,036)	9	—	—

Net cash used in investing activities	(30,681)	(2,822)	(20,156)	(3,200)

Cash flows from financing activities
Repayment of bank loans	—	(30,000)	—	—
Proceeds from new bank loans	—	30,000	—	—
Repayments of advance from related parties	(34,709)	(16,660)	(66,519)	(10,563)
Proceeds of advance from related parties	46,214	22,916	—	—
Addition of advance to related parties	—	—	(289)	(46)
Acquisition of additional 8% equity interest in a subsidiary	(42,701)	—	—	—

Net cash provided by (used in) financing activities	(31,196)	6,256	(66,808)	(10,609)

Effect of foreign exchange rate changes on cash	(1,812)	(154)	(85)	(13)

Decrease in cash	(130,280)	(22,558)	(13,916)	(2,210)
Cash at beginning of period	272,822	88,077	65,519	10,404

Cash at end of period	142,542	65,519	51,603	8,194

10

Exhibit 99.2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Chan Kwai Seng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6314
Email: elizabeth.cheek@hkstrategies.com	Email: kwaiseng.chan@hkstrategies.com

GUSHAN ENTERS INTO DEFINITIVE AGREEMENT WITH

TRILLION ENERGY HOLDINGS LIMITED AND TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

FOR “GOING PRIVATE” TRANSACTION

NEW YORK, June 4, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Trillion Energy Holdings Limited (“Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer (the “Buyer”). Parent is wholly-owned by the Buyer. The Buyer beneficially owns approximately 34.8% of the Company’s issued and outstanding ordinary shares and intends to finance the merger and the other transactions contemplated by the Merger Agreement (the “Merger”) with his own funds.

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the Merger, Merger Sub will be merged with and into the Company with the Company surviving the Merger and the Company will become a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 10 ordinary shares) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$0.162 (or US$1.62 per ADS) in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs) (x) beneficially owned by the Buyer, which will be cancelled without receiving any consideration, and (y) owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. This represents a 31.71% premium over the closing price as quoted by Bloomberg L.P. on February 23, 2012 and a 25.78% over the 30-trading day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012 that it had received a “going private” proposal.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee formed by the Board of Directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to approve and adopt the Merger Agreement and the Merger. The Special Committee, which is composed solely of directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close before the end of the third quarter of 2012, is subject to the approval at a meeting of the Company’s shareholders, which will be convened to consider the approval and adoption of the Merger Agreement and the Merger, by an affirmative vote of both (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy, including those shares beneficially owned by the Buyer and those shares voted at the direction of the Company and (ii) shareholders representing a majority of the total issued and outstanding ordinary shares, excluding those shares beneficially owned by the Buyer and those shares voted at the direction of the Company, as well as certain other customary closing conditions. The Buyer has agreed to vote all of his shares to approve and adopt the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange.

PiperJaffray is serving as financial advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to the Special Committee and Walkers is serving as Cayman Islands legal advisor to the Special Committee. Sidley Austin LLP is serving as United States legal advisor to the Company and to the Buyer. Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Company.

1

Additional Information about the Merger

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed Merger, which will include the Merger Agreement. All parties desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Gushan Environmental Energy Limited

China Merchants Tower, Room 908

Shun Tak Center

168-200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: (852) 2587 7212

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

Termination of Acquisition of Guangzhou Taiyue Communications Cable Co. Ltd.

As previously disclosed, on November 3, 2011, True Excel Holdings Limited (“True Excel”), the Company’s 73.3% indirectly owned subsidiary, entered into a share purchase agreement (“PRC SPA”) with Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), and its two shareholders, Mr. Fan Dun Xian and Ms. Wen Chun Xiu (the “Selling Shareholders”), and the Company and Engen Investments Limited (“Engen,” a 73.3% indirectly owned subsidiary of the Company and the sole shareholder of True Excel) entered into a share purchase agreement (the “BVI SPA,” and together with the PRC SPA, the “Agreements”) with Mr. Zhang Tiansheng and Cosy South Limited (“Cosy South”), and Engen’s minority shareholders. Under the Agreements, the Company would acquire a controlling interest in Taiyue, through several transactions whereby True Excel would acquire 100% of the equity interest in Taiyue in exchange for (i) up to 20,000,000 newly issued ordinary shares of Gushan, and (ii) up to a 10.63% interest in Engen, to be issued over a period of three years subject to an earn-out arrangement.

On May 29, 2012, True Excel, Taiyue and the Selling Shareholders terminated the PRC SPA and the Company, Engen, Mr. Zhang Tiansheng and Cosy South terminated the BVI SPA. Pursuant to these termination agreements, all rights and obligations under the Agreements were terminated effective immediately without any liability to any party thereto and each of the parties to the Agreements waived and released any existing or future claims against any other party in connection with the Agreements.

Amendments to Earn-Out Arrangements

As previously disclosed, on September 22, 2010, the Company entered into definitive agreements to acquire a controlling interest in Mian Yang Jin Xin Copper Company Limited, including a stock purchase agreement (the “Jin Xin SPA”) between the Company, Engen, Gold Hero Holdings Limited (“Gold Hero”), and Silver Harvest Holdings Limited (“Silver Harvest”). Under the Jin Xin SPA, the Company was required to place 18 million ordinary shares (the “Jin Xin Earn-Out Shares”) into escrow to be released to Gold Hero in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Jin Xin (the “Jin Xin Earn-Out Arrangement”). As of the date hereof, 6 million Jin Xin Earn-Out Shares have been released to Gold Hero and 12 million Jin Xin Earn-Out Shares remain in escrow subject to the Jin Xin Earn-Out Arrangement.

2

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Jin Xin SPA with Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Jin Xin SPA, (i) in lieu of releasing Jin Xin Earn-Out Shares to Gold Hero, the Company would be required to pay Gold Hero an amount in cash equal to US$0.162 for each Jin Xin Earn-Out Share that it would have otherwise been entitled to receive under the Jin Xin Earn-Out Arrangement and (ii) the remaining Jin Xin Earn-Out Shares held in escrow would be cancelled upon the consummation of the Merger.

As previously disclosed, on July 27, 2011, the Company entered into definitive agreements to acquire a controlling interest in Hunan Yin Lian Xiangbei Copper Company Limited, including a share purchase agreement (the “Xiangbei SPA”) between the Company, Engen, Gold Wide Enterprises Limited (“Gold Wide”), Silvery Boom Limited (“Silvery Boom”), Gold Hero, and Silver Harvest. Under the Xiangbei SPA, the Company is required to issue up to 20 million ordinary shares (the “Xiangbei Earn-Out Shares”) to Gold Wide and Silvery Boom in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Xiangbei (the “Xiangbei Earn-Out Arrangement”). As of the date hereof, approximately 3.1 million Xiangbei Earn-Out Shares have been issued by the Company to Gold Wide and Silvery Boom and approximately 16.9 million Xiangbei Earn-Out Shares remain issuable pursuant to the Xiangbei Earn-Out Arrangement.

In addition, under the Xiangbei SPA, the Company is required to issue ordinary shares (the “Guarantee Shares”) with a value of up to RMB20.0 million to Gold Wide and Silvery Boom if the volume weighted average trading price of the Company’s ordinary shares over the 30 calendar day period immediately following the public announcement of the Company’s annual financial results for 2013 is below US$1.25 per ordinary share (or US$12.50 per ADS) (the “Share Price Guarantee”).

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Xiangbei SPA with Gold Wide, Silvery Boom, Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Xiangbei SPA, (i) in lieu of issuing Xiangbei Earn-Out Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom amounts in cash equal to US$0.162 for each Xiangbei Earn-Out Share that they would have otherwise been entitled to receive under the Xiangbei Earn-Out Arrangement and (ii) in lieu of issuing Guarantee Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom an amount in cash equal to US$0.162 for each Guarantee Share that they would have otherwise been entitled to receive under the Share Price Guarantee.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

3

Exhibit 99.3

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of June 4, 2012

among

TRILLION ENERGY HOLDINGS LIMITED

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

GUSHAN ENVIRONMENTAL ENERGY LIMITED

and

MR. JIANQIU YU

(solely for the purpose of Sections 7.4(d), 7.16 and 9.3)

ARTICLE I DEFINITIONS		1
1.1	Certain Defined Terms	1
1.2	Other Defined Terms	5

ARTICLE II THE MERGER; CLOSING; EFFECTIVE TIME		7
2.1	The Merger	7
2.2	Closing	7
2.3	Effective Time	8

ARTICLE III MEMORANDUM AND ARTICLES OF ASSOCIATION		8
3.1	The Memorandum and Articles of Association	8

ARTICLE IV DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		8
4.1	Directors	8
4.2	Officers	8

ARTICLE V EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES		9
5.1	Effect on Issued Share Capital	9
5.2	Exchange of Certificates	10
5.3	Treatment of Company Options	13

ARTICLE VI REPRESENTATIONS AND WARRANTIES		15
6.1	Representations and Warranties of the Company	15
6.2	Representations and Warranties of Parent and Merger Sub	27

ARTICLE VII COVENANTS		31
7.1	Conduct of Business Pending the Merger	31
7.2	Acquisition Proposals	34
7.3	Preparation of the Proxy Statement and Schedule 13E-3	38
7.4	Shareholders’ Meeting	39
7.5	Cooperation; Other Actions; Notification	40
7.6	Access and Reports	41
7.7	Stock Exchange Delisting	42
7.8	Publicity	42
7.9	Expenses	42
7.10	Indemnification; Directors’ and Officers’ Insurance	42
7.11	Takeover Statutes	44
7.12	Employee Matters	44
7.13	Resignations	45
7.14	Participation in Litigation	45
7.15	Obligations of Merger Sub	45
7.16	Knowledge of Inaccuracies	45

ARTICLE VIII CONDITIONS PRECEDENT		45
8.1	Conditions to Each Party’s Obligation to Effect the Merger	45
8.2	Conditions to Obligations of Parent and Merger Sub	46

i

8.3	Conditions to Obligation of the Company	47

ARTICLE IX TERMINATION		47
9.1	Termination	47
9.2	Effect of Termination	49
9.3	Termination Fee	49

ARTICLE X MISCELLANEOUS AND GENERAL		51
10.1	Non-Survival of Representations and Warranties and Agreements	51
10.2	Modification or Amendment	52
10.3	Waiver	52
10.4	Governing Law and Venue	52
10.5	WAIVER OF JURY TRIAL	53
10.6	Notices	53
10.7	Entire Agreement	54
10.8	No Third Party Beneficiaries	54
10.9	Severability	54
10.10	Interpretation; Absence of Presumption	55
10.11	Assignment	55
10.12	Specific Performance	56
10.13	Counterparts; Signatures	56

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 4, 2012, is by and among Trillion Energy Holdings Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), Trillion Energy Investments Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), Gushan Environmental Energy Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and Mr. Jianqiu Yu (“Mr. Yu”) (solely for the purpose of Sections 7.4(d), 7.16 and 9.3). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is fair to and in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement, and Parent, as the sole shareholder of Merger Sub, has approved this Agreement in each case upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

1.1 Certain Defined Terms. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

(a) “Acquisition Proposal” means (i) any bona fide written proposal or offer from any Person (other than Parent and its Subsidiaries) with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 50% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 50% or more of the total voting power of any class of equity securities of the Company or any of its Subsidiaries, or 50% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c) “Agreement” refers to this agreement and plan of merger.

(d) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or Beijing.

(e) “Certification Date” means the date that the Pre-Closing Certificate is executed and delivered by the parties pursuant to Section 5.3(d).

(f) “Closing Date” means the First Closing Date or, if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Delayed Closing Date.

(g) “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future Employees, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(h) “Engen” means Engen Investments Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands, 73.3% of the total issued and outstanding ordinary shares of which are held by the Company as of the date of this Agreement.

(i) “HK$” means Hong Kong dollars, the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

(j) “Independent Committee” means a committee of the Company Board consisting of three members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(k) “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(l) “Jin Xin Earn-out Arrangement” means the earn-out arrangement under the Stock Purchase Agreement among the Company, Engen, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated September 22, 2010.

(m) “Knowledge” means, with respect to the Company, the actual knowledge of the officers of the Company listed on Section 1.1 of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of such party, in the case of a natural person, and any director or officer of such party, in the case of an entity.

(n) “Material Adverse Effect” means any change, effect, event, circumstance or occurrence (any such item, an “Effect”) that has, or would reasonably be expected to have, either individually or in the aggregate with all changes, effects, events, circumstances, or occurrences, a material adverse effect on the business, consolidated results of operations, financial condition, assets, liabilities or properties of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (A) Effects attributable to the consummation of the transactions contemplated by, or the announcement of, this Agreement or pendency of the transactions contemplated by this Agreement, including without limitation, the initiation of legal Proceedings related to this Agreement or the transactions contemplated hereby (other than in respect of any breach of any representation or warranty contained in Section 6.1(c)(iii) and Section 6.1(d)); (B) any change in the Company’s share price or trading volume (it being understood that any underlying cause contributing to such change in share price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (C) actions or omissions of the Company or any of its Subsidiaries taken (x) that are expressly required or permitted by this Agreement, or (y) with the written consent of Parent, Merger Sub or Mr. Yu; (D) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (E) Effects affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (F) Effects affecting the industry in which the Company and its Subsidiaries operate; (G) changes in general business, economic or political conditions; (H) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; (J) changes or modifications in (x) GAAP occurring after the date of this Agreement or (y) applicable Laws or the interpretation or enforcement thereof; (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (L) any change or prospective change in the Company’s credit ratings; and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, Employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (E), (F), (G), (H), (I) or (J) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

(o) “Parent Related Party” means Parent, Merger Sub, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

(p) “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Laws; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or its Subsidiaries.

(q) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(r) “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(s) “RMB” means renminbi, the legal currency of the PRC.

(t) “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto).

(u) “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(v) “Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in violation of Section 7.2, that the Company Board (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than Mr. Yu) from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 7.2(c)).

(w) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(x) “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

(y) “US$” means United States dollars, the legal currency of the United States of America.

(z) “Xiangbei Earn-out Arrangement” means the earn-out arrangement under the Stock Purchase Agreement among the Company, Engen, Gold Hero Holdings Limited, Silver Harvest Holdings Limited, Gold Wide Enterprises Limited and Silvery Boom Limited, dated July 27, 2011.

1.2 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADSs	Section 5.1(a)
Alternative Acquisition Agreement	Section 7.2(c)
Applicable Date	Section 6.1(e)(i)
Bankruptcy and Equity Exception	Section 6.1(c)(i)
Book-Entry Shares	Section 5.1(a)
Cayman Companies Law	Section 2.1
Cayman Plan of Merger	Section 2.3
Change of Recommendation	Section 7.2(c)
Closing	Section 2.2
Company	Preamble
Company Benefit Plans	Section 6.1(i)(i)
Company Board	Recitals
Company Disclosure Schedule	Section 6.1
Company Expenses	Section 9.3(d)
Company IP	Section 6.1(q)(i)
Company Option	Section 5.3(a)

Company Recommendation	Section 6.1(c)(ii)
Company Reports	Section 6.1(e)(i)
Company Termination Fee	Section 9.3(a)
Contract	Section 6.1(c)(iii)
Damages	Section 7.10(b)
Delayed Closing Date	Section 5.3(d)(iv)
Depositary	Section 5.2(i)
Deposit Agreement	Section 5.2(i)
Dispute	Section 10.4(b)
Dissenting Shareholders	Section 5.1(a)
Dissenting Shares	Section 5.1(a)
Effective Time	Section 2.3
Employees	Section 6.1(p)
Encumbrance	Section 6.1(l)(iv)
Environmental Law	Section 6.1(n)
Environmental Permits	Section 6.1(n)
ERISA	Section 6.1(i)(i)
Escrow Agent	Section 5.3(d)(i)
Exchange Act	Section 6.1(d)(i)
Exchange Fund	Section 5.2(a)
Excluded Shares	Section 5.1(a)
FCPA	Section 6.1(j)(iii)
First Closing Date	Section 2.2
Founder Shares	Section 5.1 (a)
GAAP	Section 6.1(e)(ii)
Governmental Entity	Section 5.2(d)
Hazardous Substance	Section 6.1(n)
HKIAC	Section 10.4(b)(i)
HKIAC Rules	Section 10.4(b)(i)
Indemnified Parties	Section 7.10(a)
Injunction	Section 8.1(b)
Intellectual Property	Section 6.1(q)
Judgment	Section 6.1(h)
Laws	Section 6.1(j)(i)
Leased Real Property	Section 6.1(l)(ii)
Lender	Section 6.2(c)(ii)
Liabilities	Section 6.1(h)
Licenses	Section 6.1(j)(ii)
Lien	Section 6.1(b)
Liens	Section 6.1(b)
Maximum Premium	Section 7.10(c)
Material Contract	Section 6.1(k)(i)
Memorandum and Articles of Association	Section 3.1
Merger	Recitals
Merger Sub Mr. Yu	Preamble Preamble
Notice of Superior Proposal	Section 7.2(c)
NYSE	Section 7.7
Owned Real Property	Section 6.1(l)(i)
Parent	Preamble

Parent Expenses	Section 9.3(c)
Parent Termination Fee	Section 9.3(b)
Paying Agent	Section 5.2(a)
Per ADS Merger Consideration	Section 5.1(a)
Per Share Merger Consideration	Section 5.1(a)
Pre-Closing Certificate	Section 5.3(d)(iv)
Proceedings	Section 6.1(h)
Proxy Statement Record Date	Section 6.1(d)(i) Section 7.4(b)
Representatives	Section 7.2(a)
Requisite Company Vote	Section 6.1(c)(i)
Sarbanes-Oxley Act	Section 6.1(e)(i)
SEC	Section 6.1
Securities Act	Section 6.1(e)(i)
Share	Section 5.1(a)
Share Certificate	Section 5.1(a)
Share Option Scheme	Section 5.3(a)
Shareholders’ Meeting	Section 7.4(a)
Shares	Section 5.1(a)
Surviving Corporation	Section 2.1
Takeover Statute	Section 6.1(m)(ii)
Termination Date	Section 9.1(b)(i)
Trade Secrets	Section 6.1(q)

ARTICLE II THE MERGER; CLOSING; EFFECTIVE TIME

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961) as amended and revised (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

2.2 Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, Suite 1901, Shui On Plaza, No. 333 Middle Huai Hai Road, Shanghai , the PRC commencing at 9:00 p.m. (Beijing time) on either (i) the second Business Day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement (the “First Closing Date”), or (ii) if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Delayed Closing Date.

2.3 Effective Time. Subject to the provisions of this Agreement, on either the First Closing Date or, if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Company shall file, or shall cause to be filed, the Cayman Plan of Merger and other documents required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE III

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE SURVIVING CORPORATION

3.1 The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is Gushan Environmental Energy Limited”) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Laws, subject to Section 7.10(a) hereof.

ARTICLE IV

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

4.1 Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

4.2 Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE V

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

5.1 Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Merger Consideration. Each ordinary share, par value HK$0.00001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing ten Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.162 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents ten Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, shall represent the right to receive US$1.62 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). At the Effective Time, all of the Shares (including Shares represented by ADSs) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members will be amended accordingly. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 5.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, at the Effective Time, (i) any Shares or ADSs owned by any Company Subsidiaries, (ii) any Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Yu prior to the Effective Time (“Founder Shares”), (iii) any Shares held by the Depositary which are not represented by ADSs and (iv) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

(b) Cancellation of Shares. Each Excluded Share (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c) Merger Sub. At the Effective Time, each ordinary share, par value US$0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the Paying Agent (as defined below) of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

5.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the payment of the Exchange Fund (as defined below), and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Sections 5.1(a), 5.2(f) and 5.3(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 5.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Shareholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration. The Exchange Fund shall, pending its disbursement to the holders of Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (d) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 5.1(a), 5.2(f) and 5.3(a). Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Corporation; in no event shall a Person entitled to receive the Merger Consideration pursuant to Sections 5.1(a), 5.2(f) and 5.3(a) be entitled to receive interest or other earnings on any funds deposited with the Paying Agent. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the duly completed instruments of transfer and the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree prior to the Closing Date, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 5.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit or indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (net of any applicable fees and charges of, and expenses incurred by, the Depositary, and withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any instruments of transfer, Share Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such instruments of transfer, Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article V.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company (other than holders of Excluded Shares) for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article V shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article V upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Shareholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Book-Entry Shares in accordance with the terms of this Article V shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Book-Entry Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Laws. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article V.

(h) Tax Withholding. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(i) Termination of Deposit Agreement. As soon as reasonably commercially practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York (the “Depositary”) to terminate the deposit agreement dated December 24, 2007 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

5.3 Treatment of Company Options.

(a) Company Options. At the Effective Time, each option to purchase Company Shares pursuant to a share option scheme approved by the shareholders of the Company on November 9, 2007 (the “Share Option Scheme”) that is then outstanding and unexercised (a “Company Option”), whether or not then vested, shall be cancelled, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Option immediately following the Effective Time an amount in cash (without interest) equal to the product of (i) the excess of the Per Share Merger Consideration over the exercise price per share of such Company Option and (ii) the number of shares subject to such Company Option, without interest; provided, that if the exercise price per share of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any cash payment being made in respect thereof. Unless otherwise determined by Parent, the Share Option Scheme shall terminate as of the Effective Time.

(b) Non-Scheme Options. On the Closing Date, the option to purchase Company Shares pursuant to a service agreement dated September 21, 2007, between the Company and Mr. Wilson Wai Sun Kwong, to the extent then outstanding and unexercised at such time, shall be cancelled without any cash payment being made in respect thereof.

(c) Corporate Action. As soon as practicable following the date of this Agreement, the Company shall use its commercially reasonable efforts to effect the measures contemplated by Sections 5.3(a) and 5.3(b), including the adoption of any plan amendments, obtaining the approval of the Company Board or a committee thereof, and obtaining any necessary consents of the holders of the Company Options. The Company shall use its commercially reasonable efforts to ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 5.3 to any Person pursuant to or in settlement of Company Options.

(d) Without limiting the generality of the foregoing, within one (1) Business Day following the satisfaction or waiver of the conditions precedent to the Closing set forth in Article VIII, if any holder of a Company Option has not delivered a consent necessary to enable the Company to effect the measures contemplated by Section 5.3(a), the Company shall notify Parent in writing, and Parent may, on the First Closing Date, elect at its sole discretion in writing that the Closing not occur on the First Closing Date but instead that the Closing occur on the Delayed Closing Date. Promptly upon the exercise of Parent’s election to delay the Closing to the Delayed Closing Date, but in no event later than the second calendar day following such election, the parties agree to take or cause to be taken the following actions:

(i) Parent shall designate a bank or trust company reasonably acceptable to the Company to act as an escrow agent thereunder (the “Escrow Agent”);

(ii) Parent shall pay to the Escrow Agent the Exchange Fund;

(iii) the Company and Merger Sub shall deposit the executed Cayman Plan of Merger with the Escrow Agent;

(iv) the Company, Parent and Merger Sub shall each execute a certificate (the “Pre-Closing Certificate”) stating that (A) all of the conditions precedent to the Closing set forth in Article VIII have been satisfied or waived in accordance with this Agreement; (B) the Merger is unconditional; and (C) the Closing shall occur on the 15th calendar day following the Certification Date (the “Delayed Closing Date”); and

(v) the Company, Parent and Merger Sub shall deliver irrevocable instructions to the Escrow Agent directing the Escrow Agent that upon the Delayed Closing Date, the Escrow Agent shall deposit the Exchange Fund with the Paying Agent in accordance with Section 5.2(a) and shall file the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to Section 2.3.

(e) For the avoidance of doubt, if Parent does not deliver a written notice to the Company pursuant to Section 5.3(d) above within the time period required thereby, Parent and Merger Sub shall be required to consummate the Merger on the First Closing Date.

ARTICLE VI REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature), or (y) as may be disclosed in the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Incorporation, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly incorporated, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation or default of any of the provisions of its memorandum and articles of association as amended to date except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Subsidiaries of the Company is in violation or default of any of the provisions of its memorandum and articles of association, or other equivalent organizational documents, except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. True, complete and correct copies of the certificate of incorporation and memorandum and articles of association of the Company, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company Reports.

(b) Capital Structure.

(i) The authorized share capital of the Company consists of 38,000,000,000 Shares of a par value of HK$0.00001, of which, as of June 4, 2012, (A) 193,912,859 Shares are outstanding, (B)13, 683,194 Shares are reserved for future issuance pursuant to the Share Option Scheme (11,200,000 Shares of which are subject to outstanding Company Options), (C) 1,094,656 Shares are reserved for future issuance pursuant to certain equity-based awards other than the Share Option Scheme, (D) 22,145,200 Shares are held by certain Subsidiaries of the Company (12,000,000 Shares of which are subject to the Jin Xin Earn-out Arrangement), and (E) a maximum of 16,919,084 Shares are reserved for potential future issuance pursuant to the Xiangbei Earn-out Arrangement. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Each Company Option was granted in accordance with all applicable Laws in all material respects and all terms and conditions of the relevant Share Option Scheme in all material respects, and in compliance with the rules and regulations of NYSE in all material respects. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 6.1(b) of the Company Disclosure Schedule, each of the outstanding shares of share capital or other securities of each of the Company’s Subsidiaries, has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”), except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). The Company or any of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all equity securities of its Subsidiaries as owned by the Company or such Subsidiary. Other than the Company Options issued under the Share Option Scheme and as otherwise set forth in this Section 6.1(b) or in Section 6.1(b) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in Section 6.1(b) of the Company Disclosure Schedule, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company’s shareholders.

(c) Corporate Authority; Approval and Fairness; No Violations.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement at the Shareholders’ Meeting by an affirmative vote of both (A) shareholders representing two-thirds or more of the Shares, present and voting in person or by proxy as a single class and (B) shareholders representing a majority of the total issued and outstanding Shares, excluding (x) any Shares or ADSs owned by any Company Subsidiaries, (y) the Founder Shares and (z) any Shares held by the Depositary which are not represented by ADSs ((A) and (B) together, the “Requisite Company Vote”), with any Shares voted by the Depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement counting towards the voting requirement in clause (A) but treated as shares not voted at the Shareholders’ Meeting for purposes of clause (B). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than Mr. Yu), (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved, subject to Section 7.2, to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(iii) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger or the other transactions contemplated hereby, will (A) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries or (B) assuming that the authorizations, consents and approvals referred to in Section 6.1(d) and the Requisite Company Vote are obtained and the filings referred to in Section 6.1(d) are made, (x) violate any Laws applicable to the Company or any of its Subsidiaries, (y) constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (A)(y) and (B), as would not reasonably be expected to have a Material Adverse Effect.

(d) Government Approvals. Except for (A) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendment or supplement thereto) (the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments from the SEC, if any, on such documents, (B) compliance with the rules and regulations of the NYSE, (C) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and (D) compliance with any applicable state securities or Blue Sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given would not reasonably be expected to have a Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), since January 1, 2009 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished (or, in the case of registration statements, at the time of their effectiveness) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), each in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(iv) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other Employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) Proxy Statement. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the approval of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(g) Absence of Certain Changes. Since December 31, 2011 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(A) any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company;

(B) any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has constituted a Material Adverse Effect;

(C) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(D) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(E) (i) any material increase in the compensation or benefits payable or to become payable to its Employees or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any Employee, except to the extent required by applicable Laws;

(F) any agreement to do any of the foregoing.

(h) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Proceedings that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (i) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that would not reasonably be expected to constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which has, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(i) Employee Benefits.

(i) All material benefit and compensation plans, policies or arrangements covering current or former Employees of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, share option, share purchase, stock appreciation rights, Company share-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are referred to in the Company Reports or are listed in Section 6.1(i) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed in Section 6.1(i) of the Company Disclosure Schedule, including any trust instruments, insurance contracts, actuarial reports and, with respect to any employee share ownership plan, the agreements granting any shares, options or other incentive awards and the loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent and Merger Sub.

(ii) None of the Company Benefit Plans was or is subject to ERISA.

(iii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iv) There is no outstanding order against the Company Benefit Plans that has or would reasonably be expected to have a Material Adverse Effect.

(v) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

(j) Compliance with Laws; Licenses.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2010, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”). No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(ii) The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Licenses, except such revocation or modification would not reasonably be expected to have a Material Adverse Effect.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any Governmental Entity in the PRC or elsewhere pursuant to anti-corruption Laws (including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable) with respect to corrupt practices in the procurement by Governmental Entities. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has, nor has any Employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has solicited, received, paid or offered to pay any remuneration for the purpose of making or receiving any referral which violated such anti-corruption Law. Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company, its Subsidiaries, and any agent or Employee of the Company or any of its Subsidiaries, has taken any action that could result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(k) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(A) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B) any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 1,000,000 in any calendar year on its face;

(C) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 1,000,000;

(D) any Contract relating to the formation, creation, operation, management or control of any joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(E) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(F) any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii) (A) Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, each other party thereto, and is in full force and effect subject to the Bankruptcy and Equity Exception, except where the failure to be valid, binding and in full force and effect would not reasonably be expected to have a Material Adverse Effect; (B) there is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, except where such breach, default or event would not reasonably be expected to have a Material Adverse Effect; and (C) to the Knowledge of the Company, as of the date of this Agreement, no other party to any Material Contract is in breach of or default under the terms of any Material Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect.

(l) Properties.

(i) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Encumbrances.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances other than Permitted Liens.

(iv) For purposes of this Section 6.1(l) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date hereof; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or the Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(m) Rights Agreement; Anti-Takeover Provisions.

(i) The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

(ii) No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(n) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) the Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect; (iii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that is or would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law, relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance; the term “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (A) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

(o) Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns and all other Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any Employee, creditor or third party, except with respect to matters contested in good faith. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. To the Knowledge of the Company, there are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports, except such unresolved questions or claims that would not reasonably be expected to have a Material Adverse Effect.

(p) Labor Matters. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof (i) there is no pending or, to the Company’s Knowledge, threatened dispute with the directors of the Company or any of its Subsidiaries or with any of the Employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(q) Intellectual Property.

(i) (A) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have valid and enforceable rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP are free and clear of any encumbrance other than Permitted Liens and nonexclusive licenses entered into in the ordinary course of business.

(ii) Except as would not reasonably be expected to have a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and to the Company’s Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

For purposes of this Agreement: “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(r) Customers and Suppliers. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, the Company has not received any notice in writing from any of its five largest customers or suppliers (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2011) that any such customer or supplier intends to terminate, materially reduce, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such customer or supplier intends to materially reduce, cancel, or otherwise terminate its relationship with the Company and its Subsidiaries.

(s) Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all such insurance is in full force and effect, (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (iii) to the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies in writing; and (iv) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(t) Opinion of Financial Advisor. The Independent Committee has received the opinion of Piper Jaffray Asia Limited, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee.

(u) Product Liability. Except as would not reasonably be expected to have a Material Adverse Effect, there is no Proceeding before any Governmental Entity pending or, to the Company’s Knowledge, threatened, in either case against or involving the Company or any of its Subsidiaries concerning any product of the Company or any of its Subsidiaries produced or manufactured by the Company or any of its Subsidiaries relating to or resulting from a defect in design, manufacture, materials or workmanship of any such product or any failure to warn, or any breach of implied warranties or representations of any such product. Except as would not reasonably be expected to have a Material Adverse Effect, since December 31, 2010, there has not been any accident or event caused by any defect in manufacture, design, materials or workmanship including any failure to warn or any breach of express or implied warranties or representations, with respect to a product produced or manufactured by the Company or any of its Subsidiaries which resulted in serious injury or death to any Person or material damage to or destruction of property.

(v) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company, through the Independent Committee, has engaged Piper Jaffray Asia Limited as its financial advisor. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any financial advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(w) No Additional Representations. Except for the representations and warranties made by the Company in this Section 6.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Parent and Merger Sub acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent or Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent or Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 6.1.

6.2 Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Incorporation, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies of its memorandum and articles of association as currently in effect. Neither Parent nor Merger Sub is in violation or default of any of the provisions of their respective memorandum and articles of association as currently in effect, in any material respect.

(b) Corporate Authority.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the transactions contemplated by this Agreement.

(c) Available Funds. Parent and Merger Sub have or will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and to pay all related fees and expenses.

(d) Capitalization.

(i) The authorized share capital of Parent consists solely of 500,000,000 ordinary shares, par value US$0.0001 per share. As of the date of this Agreement, one ordinary share of Parent is issued and outstanding and is duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of share capital of, or other equity interests in, Parent or Merger Sub. All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(ii) The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value US$0.001 per share, one share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(e) Consents and Approvals; No Violations.

(i) Except for (A) compliance with the applicable requirements of the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of a Schedule 13D with the SEC, (B) compliance with the rules and regulations of NYSE and (C) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice is not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (A) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub, (B) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or (C) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, except in the case of (B) or (C) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f) Litigation. As of the date hereof, (i) there is no Proceeding pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such Proceeding that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(g) Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Mr. Yu, Parent or Merger Sub.

(h) Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated hereby, including the payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 5.2 (f), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 6.1 (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent, as such term is used under the Laws of the Cayman Islands.

(i) Ownership of Securities. Except as disclosed on Schedules 13G or Schedules 13D filed with the SEC as of the date of this Agreement, none of Parent, Merger Sub or Mr. Yu beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

(j) Schedule 13E-3; Proxy Statement; Other Information. None of the information provided or to be provided by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to Parent or Merger Sub as set forth in this Section 6.2(j).

(k) Certain Actions. As of the date hereof, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Company or the transactions contemplated hereby, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per Share ADS Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal.

(l) Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will not hold any of the Company, its Subsidiaries, or their respective stockholders, Affiliates or Representatives liable with respect thereto, other than fraud in connection therewith.

(m) No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Section 6.2, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Neither Parent nor Merger Sub nor any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 6.2.

ARTICLE VII COVENANTS

7.1 Conduct of Business Pending the Merger.

(a) Operation of the Company’s Business. Except (i) as required by applicable Laws, (ii) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent or Merger Sub (such consent not to be unreasonably withheld), the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, the business of the Company and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations substantially intact and maintain their existing relations and goodwill with Governmental Entities, key customers, suppliers, distributors, Employees and other Persons with whom the Company and its Subsidiaries have material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as set forth in Section 7.1(a) of the Company Disclosure Schedule, or (C) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its Subsidiaries to:

(i) adopt or propose any change in the memorandum and articles of association or other applicable governing instruments of the Company or its Subsidiaries;

(ii) effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing changes or restrictions on its assets, operations or businesses that are material to the Company and the Subsidiaries taken as a whole;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business—it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business—or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of RMB1,000,000 in any transaction or related series of transactions or acquisitions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the issuance of securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof, including the withholding of Shares for tax purposes in connection with the exercise of Company Options, or (B) pursuant to Contracts in effect as of the date hereof;

(v) create or incur (A) any Lien on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries which assets have a value in excess of RMB1,000,000, in each case, other than Permitted Liens;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) except in the ordinary course of business not in excess of RMB1,000,000 in the aggregate or pursuant to Material Contracts in effect as of the date hereof;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary), or enter into any Contract with respect to the voting of its share capital;

(viii) reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix) incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than (i) the incurrence or guarantee of indebtedness in the ordinary course of business consistent with past practice not to exceed RMB1,000,000 in the aggregate, (ii) the incurrence or guarantee of short-term indebtedness to fund the Company’s anticipated capital expenditures referred to in Section 7.1(a)(xi)(A), and (iii) the incurrence or guarantee of short-term indebtedness to refinance any indebtedness of the Company or its Subsidiaries existing on the date of this Agreement;

(x) issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi) make or authorize any capital expenditure except (A) as disclosed in the Company’s annual report on Form 20-F filed on May 15, 2012, under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures—Estimated Capital Expenditures for 2012” or (B) in the ordinary course of business consistent with past practice and in an amount not to exceed RMB1,000,000;

(xii) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or applicable regulatory accounting requirements;

(xiii) settle any Proceeding before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB1,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv) create any new Subsidiaries;

(xvi) enter into, amend or modify (except for any modification or amendment that is beneficial to or not materially less favorable to the Company), in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xvii) make or change any material Tax election, materially amend any Tax Return, enter into any material agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii) (A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including share capital of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of RMB1,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date hereof;

(xix) except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as set forth in Section 6.1(i) of the Company Disclosure Schedule or as otherwise required by applicable Laws or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any Employee of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, employees with an annual base salary of less than RMB10,000 and independent contractors, (B) grant or provide any severance or termination payments or benefits to any Employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any Employee of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to Employees of the Company or any of its Subsidiaries;

(xx) fail to make in a timely manner any filings with the SEC required under the Exchange Act or the Securities Act; or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

7.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as set forth in this Section 7.2, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, neither it nor any of its Subsidiaries nor any of the officers and directors of the Company or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective Affiliates, officers, directors, Employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, endorse or knowingly encourage, induce, or facilitate (including by providing information) any inquiries, proposals or offers or afford access to Employees, business, properties, assets, books, or records of the Company or any of its Subsidiaries with respect to, or the making or completion of, an Acquisition Proposal;

(ii) engage, continue, or otherwise participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal;

(iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Acquisition Proposal or any proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, or that requires the Company to abandon this Agreement or the Merger;

(iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes (and the Company shall promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute); or

(v) resolve, propose or agree, or authorize or permit any Representative to take any of the actions described in clauses (i), (ii), (iii), or (iv).

The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.2(a). Upon the execution of this Agreement, the Company agrees, and the Independent Committee will direct, that the Company and its Subsidiaries and its and their Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and use reasonable best efforts to request the prompt return or destruction of all copies of confidential information previously furnished to any such Person, subject to the terms of the confidentiality agreements entered into by such Persons, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

(b) Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with this Section 7.2, (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (ii) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company Board believes in good faith to be bona fide if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms satisfactory to the Independent Committee; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having complied with Section 7.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Independent Committee has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (y) the failure to furnish such information to, or enter into such discussions with, the Person who made such Acquisition Proposal would be inconsistent with the Company Board’s fiduciary obligations under applicable Laws; and (z) in the case referred to in clause (ii)(C) above, the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal; provided, further, however, that the Company shall (i) provide a written notice to Parent of its intent to furnish information or enter into discussions with such Person at least 48 hours prior to taking any such action, and (ii) promptly (and in any event, within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent.

(c) No Change of Recommendation or Alternative Acquisition Agreement.

In all cases, subject to the permitted actions contemplated by Section 9.1(d)(ii) and this Section 7.2 (c), neither the Company Board nor any committee thereof, shall (i) (A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within two (2) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) fail to include the Company Recommendation in the Proxy Statement, (F) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 7.2 (any of such actions described in clauses (A) through (F) being referred to as a “Change of Recommendation”) or (ii) except as expressly permitted by, and after compliance with Section 9.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary in this Section 7.2, if, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board, based on the unanimous recommendation of the Independent Committee, may (x) effect a Change of Recommendation; or (y) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 7.2, which is made after the date of this Agreement and not withdrawn and authorize the Company to terminate this Agreement pursuant to Section 9.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, provided, that in the case of both (x) and (y), the Independent Committee, which shall have full, sole, and exclusive authority to make such decision determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be inconsistent with the relevant directors’ fiduciary obligations under applicable Laws. The Company Board (acting upon the recommendation of the Independent Committee) shall not be entitled to effect a Change of Recommendation in connection with a Superior Proposal or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 9.1(d)(ii) as permitted by this Section 7.2 unless (i) the Company and the Independent Committee have given the Parent and Merger Sub at least five (5) Business Days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 7.2(e) and (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and following the end of the five Business Day period, the Independent Committee shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2 and shall require a new Notice of Superior Proposal to Parent and Merger Sub as contemplated by Section 7.2(e); and the Company and the Independent Committee shall be required to comply with the requirements of this paragraph fully with respect to such amended Acquisition Proposal. Further, the Company Board (acting upon the recommendation of the Independent Committee) shall not be entitled to effect a Change of Recommendation not in connection with a Superior Proposal unless (x) the Company and the Independent Committee have given the Parent and Merger Sub at least five (5) Business Days prior written notice of its intention to take such action and a description of the reasons for taking such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (z) following the end of such notice period, the Independent Committee shall have considered in good faith any revisions to this Agreement proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to effect a Change of Recommendation could be inconsistent with the relevant directors’ fiduciary obligations under applicable Laws.

(d) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.3 (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation.

(e) Notice. The Company agrees that it will use reasonable best efforts to promptly (and, in any event, within 48 hours) notify Parent and Merger Sub if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, the Company or any of its Representatives, indicating, in connection with such notice, the identity of such Person, the material terms and conditions of any such proposals, offers or requests (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable best efforts to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) if the Company or its Representative intends to take any action referred to in Section 7.2(b). Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent and Merger Sub orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 7.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

7.3 Preparation of the Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and cause to be filed with the SEC the Proxy Statement relating to the Shareholders’ Meeting. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) Parent, Merger Sub and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any written comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

(c) As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of the Shares and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Parent shall ensure that any information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement and the Schedule 13E-3 will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

7.4 Shareholders’ Meeting.

(a) Subject to Section 7.2 and Article IX, the Company will take, in accordance with applicable Laws and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting of its shareholders (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger; provided, however, for the avoidance of doubt, the Company, with the approval of the Independent Committee in its sole discretion, may postpone or adjourn the Shareholders’ Meeting (i) with the consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Parent may request on only one occasion that the Company adjourn or postpone the Shareholders’ Meeting, (x) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of the Company represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Merger to obtain the Requisite Company Vote or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of Parent and at Parent’s expense, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be postponed or adjourned in accordance with Parent’s request. In no event shall any such adjournment or postponement made by the Company or as requested by Parent be longer than thirty (30) calendar days after the originally schedule meeting date or later than ten (10) Business Days prior to the Termination Date.

(b) The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Shareholders’ Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws. In the event that the date of the Shareholders’ Meeting as originally called is adjourned or postponed or otherwise delayed in accordance with Section 7.4(a), the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws.

(c) Subject to Section 7.2, the Company shall include in the Proxy Statement the Company Recommendation that the Company’s shareholders approve this Agreement and shall take all actions reasonably necessary in accordance with applicable Laws and the Company memorandum and articles of association, to solicit the Requisite Company Vote. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Requisite Company Vote.

(d) Mr. Yu covenants that he shall cause the Founder Shares which are beneficially owned by him on the date of the Shareholders’ Meeting to be voted in favor of approval of this Agreement and the Merger at the Shareholders’ Meeting.

7.5 Cooperation; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with one another and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(ii) In furtherance and not in limitation of the covenants of the parties contained in Section 7.5(a), each of the Company, Parent and Merger Sub shall use its reasonable best efforts to resolve such objections if any, as may be asserted by any applicable Governmental Entity or other Person with respect to the transactions contemplated hereby under any antitrust Laws. In connection with the foregoing, each Party shall, and shall cause its respective Subsidiaries to, take any and all commercially reasonable actions to avoid the entry of, or have vacated, lifted, reversed or overturned, any Judgment, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including vigorously defending any Proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed.

(b) Information. The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Notification. Subject to Section 7.2 and applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Subject to Section 7.2, the Company shall give prompt notice to Parent and Merger Sub of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

7.6 Access and Reports. Subject to Section 7.2 and applicable Laws, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, to its Employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and its authorized Representatives all information concerning the business, properties and personnel of the Company or its Subsidiaries as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (ii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Laws, or (iii) to the extent the Company determines in good faith that such books, records, documents or other information involves Trade Secrets of the Company or its Subsidiaries. All information obtained by Parent, its officers and other authorized Representatives pursuant to this Section 7.6 shall be kept confidential.

7.7 Stock Exchange Delisting. After the Effective Time, Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of The New York Stock Exchange (the “NYSE”) to cause the delisting of the Shares and the ADSs from the NYSE and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and the ADSs from the NYSE and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

7.8 Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, reasonably agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, subject to the provisions of Section 7.2, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

7.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Laws, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), based on, arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director or officer of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Laws, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Laws; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries. In addition, from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 7.10 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.10) as incurred to the fullest extent permitted under applicable Laws, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 7.10.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on January 1, 2012 for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance (the “Maximum Premium”); provided, further, that if the annual premium for such insurance shall exceed the Maximum Premium, then Parent shall use commercially reasonable efforts to provide or cause to be provided a policy for the Indemnified Parties with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. In addition, the Company may purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.10(c) shall terminate.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.10 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10.

(e) The provisions of this Section 7.10 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.10.

(f) The agreements and covenants contained in this Section 7.10 shall not be deemed to be exclusive of any other rights to which any such Indemnified Parties is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers and directors, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under any such policies.

7.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

7.12 Employee Matters. For the period beginning on the Closing Date and continuing through the first anniversary of the Closing Date, Parent shall provide each current employee who continues to work for the Company and its Subsidiaries with a level of compensation and employee benefits that is no less favorable in the aggregate than the level of compensation and employee benefits provided to such employees immediately prior to the Closing Date, subject to market adjustments in the ordinary course. The welfare plans of Parent or its Affiliates, including, following the Closing Date, the Company, applicable to each employee of the Company and its Subsidiaries (i) shall not contain any exclusions for pre-existing medical or health conditions (to the extent the conditions had been covered under the Company plans as of the Closing Date) and (ii) shall credit each employee for the plan year of the Company in which the Closing Date occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the Closing Date. In addition, each employee of the Company and its Subsidiaries shall receive credit for services with the Company and its Subsidiaries under the Surviving Corporation’s employee benefit plans for purposes of eligibility, vesting and benefit accrual; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof.

7.13 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

7.14 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such Party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

7.15 Obligations of Merger Sub. Parent shall take all action necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness, in each case other than as specifically contemplated by this Agreement.

7.16 Knowledge of Inaccuracies. Parent shall not have any right to (A) terminate this Agreement under Section 9.1(c)(i), (B) refuse to effect the Merger as a result of the failure of the Company to satisfy a condition set forth in Section 8.2 or (C) claim any damage or seek any other remedy at law or in equity for (i) any breach of or inaccuracy in the representations and warranties made by the Company in Article VI to the extent Mr. Yu has Knowledge of such breach or inaccuracy as of the date of this Agreement, or (ii) any breach of or failure to perform any of the covenants made by the Company in this Agreement to the extent Mr. Yu directed or allowed the Company to take or fail to take the action constituting such breach or failure to perform. As of the date of this Agreement, Mr. Yu (x) has reviewed the terms and conditions of this Agreement, including each of the representations and warranties made by the Company in Article VI, and is not aware of any inaccuracy or breach in the representations and warranties made by the Company in Article VI and (y) has no Knowledge of any circumstance, event, change, effect or development, the existence or magnitude of which has or would reasonably be expected to have a Material Adverse Effect. Mr. Yu hereby agrees not to direct or allow the Company to take or fail to take any action that constitutes or would reasonably be expected to constitute a breach of or failure to perform any of the covenants made by the Company in this Agreement.

ARTICLE VIII CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (except with respect to the Requisite Company Vote required under Section 8.1(a), which is not waivable, and except where waiver is not permitted by applicable Laws) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with applicable Laws and the memorandum and articles of association of the Company.

(b) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

8.2 Conditions to Obligations of Parent and Merger Sub. Except as set forth in Section 7.16, the obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver by Parent) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) Parent and Merger Sub shall have received on either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 8.2(a) and the conditions set forth in this Section 8.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date,, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date hereof until either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date,, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver by the Company) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (i) set forth in Section 6.2(h) shall be true and correct as of the Effective Time as if made on and as of the Effective time and (ii) set forth in this Agreement other than Section 6.2(h) shall be true and correct (without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct does not, and would not reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or (ii) result in a Material Adverse Effect. The Company shall have received on either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to the effect that such Person has read this Section 8.3(a) and the conditions set forth in this Section 8.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, and the Company shall have received certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to such effect.

ARTICLE IX TERMINATION

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before the date falling six months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(ii) if any Injunction having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(iii) if the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent,

(i) Except as set forth in Section 7.16, (A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 7.2), which failure to be true and correct, breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 8.2 and (2) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); or (B) the Company shall have breached in any material respect its obligations under Section 7.2, which breach (i) would give rise to the failure of a condition set forth in Section 8.2 and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within ten (10) Business Days following receipt of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(ii) if: (A) the Company Board shall have made a Change of Recommendation in a manner adverse to Parent, (B) the Company enters into an Alternative Acquisition Agreement in compliance with Section 7.2(c), (C) the Company or the Company Board, acting upon the recommendation of the Independent Committee, publicly announces its intention to do any of the foregoing or (D) the Company fails to hold the Shareholders Meeting within ten (10) Business Days prior to the Termination Date due to a willful or intentional breach by the Company of Section 7.4; provided that the right to terminate this Agreement under this Section 9.1(c)(ii)(D) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that causes, directly or indirectly, the failure of the Company to hold the Shareholders’ Meeting by such date; or

(d) by the Company,

(i) if the representations and warranties of Parent or Merger Sub (or Mr. Yu with respect to Section 7.16) shall not be true and correct or Parent or Merger Sub (or Mr. Yu with respect to Section 7.16) shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(ii) prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with the requirements of Section 7.2; or

(iii) if (A) all of the conditions to the Closing contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are only capable of being satisfied at the Closing), (B) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 2.2.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents and Affiliates, except that (i) Sections 7.6, 7.8 (only with respect to any press release or public disclosures of the termination of this Agreement and not any other press releases issued or public disclosures made thereafter), this Section 9.2, Section 9.3, Article X (in the case of Section 10.12, solely with respect to enforcement of the payment obligations in Section 9.3) and (ii) nothing shall relieve any party from liability for fraud.

9.3 Termination Fee.

(a) In the event that:

(i) (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Acquisition Proposal (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); or

(ii) (A) this Agreement is terminated by Parent pursuant to Section 9.1(c) (i), Section 9.1(c)(ii) or (B) this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii);

then the Company shall pay a cash amount equal to US$500,000 (the “Company Termination Fee”) to Parent or its designee by wire transfer of same day funds. The Company shall pay the Company Termination Fee within three (3) Business Days after such termination, in the case of a termination referred to in clause (ii), or on the earlier of the date an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (ii); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(a) and Section 9.3(c), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the applicable Company Termination Fee, the Parent Expenses and the expenses referred to under Section 9.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Related Parties in connection with this Agreement (and the termination hereof), , the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Related Parties shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(a) shall limit the rights of Parent and Merger Sub under Section 10.12.

(b) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then Parent, or, at the request of the Company, Mr. Yu shall pay, or cause to be paid, to the Company a cash amount equal to US$500,000 (the “Parent Termination Fee”) by wire transfer of same day funds, within three (3) Business Days after such termination. In the event that the Company shall receive full payment pursuant to this Section 9.3(b) and Section 9.3(d), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the Parent Termination Fee, the Company Expenses and the expenses referred to under Section 9.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company Related Parties in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(b) shall limit the rights of the Company under Section 10.12. The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement).

(c) In the event that:

(i) The Company terminates this Agreement pursuant to Section 9.1(d)(ii); or

(ii) Parent terminates this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii);

then the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within three (3) Business Days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, (the “Parent Expenses”), up to a maximum amount equal to US$500,000.

(d) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii); then Parent, or, at the request of the Company, Mr. Yu shall pay the Company or its designees, as promptly as possible (but in any event within three (3) Business Days) following the delivery by the Company of an invoice therefor, all out-of-pocket fees and expenses incurred by the Company and its Affiliates in connection with the transactions contemplated by this Agreement (the “Company Expenses”), up to a maximum amount equal to US$500,000.

(e) The payments of the Company Termination Fee and the Parent Termination Fee contemplated by Sections 9.3(a) and 9.3(b), respectively, shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Laws in respect of taxes. Each of the parties including Mr. Yu hereto acknowledge that the agreements contained in this Section 9.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company, Parent or Mr. Yu, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Proceeding which results in a Judgment against the other party, with respect to Parent or Mr. Yu, or parties, with respect to the Company for the payment set forth in this Section 9.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) The party desiring to terminate this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

ARTICLE X MISCELLANEOUS AND GENERAL

10.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article V (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates) and Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), and (ii) those other covenants and agreements of the parties contained herein that by their terms apply, or contemplate performance in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

10.2 Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the approval of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the Company Board and the Independent Committee have approved such amendment in writing, and (b) after any such approval of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.3 Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section 10.3. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

10.4 Governing Law and Venue

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(c) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

10.5 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)	If to Parent or Merger Sub:

c/o Carling Technology Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Jianqiu Yu

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021, PRC

Attention: Mr. Joseph Chan

Facsimile: (86) 21 5206 8966

Email: joseph.chan@sidley.com

(b)	If to the Company:

Gushan Environmental Energy Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Wilson Kwong, President

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Sidley Austin LLP

6 Battery Road Suite 40-01

Singapore 049909, Singapore

Attention: Matthew Sheridan

Facsimile: (65) 6230 3939

e-mail: msheridan@sidley.com

(c)	If to the Independent Committee:

Gushan Environmental Energy Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Denny Lee

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

3605-07, 36/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Gregory D. Puff

Facsimile: (852) 3694 3001

e-mail: gpuff@akingump.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one Business Day after being sent by courier or express delivery service or by facsimile, or (iii) three (3) Business Days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

10.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Schedule, constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

10.8 No Third Party Beneficiaries. Except (i) as expressly set forth in Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement and (ii) if the Effective Time occurs, the right of the Company’s shareholders to receive the Per Share Merger Consideration or Per ADS Merger Consideration at the Effective Time, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

10.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Laws.

10.10 Interpretation; Absence of Presumption.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) references to any agreement, instrument or statute means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein and (viii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.11 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto except that prior to the Effective Time, Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to a direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement will be void ab initio.

10.12 Specific Performance. Notwithstanding anything in this Agreement to the contrary, the parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity or pursuant to this Agreement. Without limiting the foregoing, each of the parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties hereby further acknowledges and agrees that the existence of any other remedy contemplated by this Agreement shall not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief and agrees that in the event of any action by the other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Any such remedies, and any and all other remedies provided for in this Agreement, shall be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party may otherwise have. For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 9.3(b), the Company Expenses under Section 9.3(d) and the expenses referred to in Section 9.3(e), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of all or any portion of the Parent Termination Fee.

10.13 Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TRILLION ENERGY HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director

GUSHAN ENVIRONMENTAL ENERGY LIMITED

By:	/s/ Wilson Kwong
	Name:	Wilson Kwong
	Title:	President

JIANQIU YU

By:	/s/ Jianqiu Yu
Solely for the purpose of Sections 7.4(d), 7.16 and 9.3

Signature Page to the Agreement and Plan of Merger

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on             , 2012

BETWEEN

(1)	TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Mergersub”); and

(2)	GUSHAN ENVIRONMENTAL ENERGY LIMITED, an exempted company incorporated under the laws of the Cayman Islands , with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	The respective boards of directors of the Surviving Company and Mergersub have approved the merger of the Constituent Companies, with the Surviving Company continuing as the surviving company (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated June 4, 2012 made between Trillion Energy Holdings Limited, Mergersub and the Surviving Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Companies Law”).

(b)	The directors and shareholders of each of the Surviving Company and Mergersub have approved and adopted the Agreement and this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(d)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to this Plan of Merger and the Merger are Mergersub and the Surviving Company.

Appendix I

NAME OF THE SURVIVING COMPANY

2. The name of the Surviving Company shall be Gushan Environmental Energy Limited.

REGISTERED OFFICE

3. The Surviving Company shall have its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Mergersub was US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share, one of which had been issued.

5. Immediately prior to the Effective Date the authorized share capital of Gushan Environmental Energy Limited was HK$380,000 divided into 38,000,000,000 ordinary shares of HK$0.00001 par value per share of which 193,912,859 ordinary shares had been issued and fully paid.

6. The authorized share capital of the Surviving Company shall be US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share.

7. On the Effective Date and in accordance with the terms and conditions of the Agreement:

(a) Each issued and outstanding ordinary share, par value HK$0.00001 per share, of the Surviving Company, including shares represented by American Depository Shares, other than Excluded Shares shall be cancelled. Upon such cancellation, each holder of ordinary shares of a nominal or par value of US$0.001 in the capital of the Surviving Company (other than holders of Excluded Shares (as defined in the Agreement) or holders who have validly exercised their dissent rights under section 238 of the Companies Law) shall have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, without interest in accordance with the Agreement.

(b) Excluded Shares other than Dissenting Shares shall be cancelled for no consideration or payment in accordance with the Agreement.

(c) Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger in which event they shall receive the Per Share Merger Consideration.

(d) Each issued and outstanding ordinary share of par value US$0.001 of Mergersub shall be converted into and continue as one validly issued, fully paid and nonassessable ordinary share of par value US$0.001 of the Surviving Company.

8. From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

Appendix I

EFFECTIVE DATE

9. In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered with the Registrar of Companies of the Cayman Islands (the “Effective Date”).

PROPERTY

10. On the Effective Date the rights, property of every description including chose in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and be subject to, in the same manner as the Constituent Companies, all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11. From the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company (“M&A”) shall be amended and restated in the form attached as Annex B to this Plan of Merger.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTOR OF THE SURVIVING COMPANY

13. The name and address of the director of the Surviving Company from the Effective Date is as follows:

NAME	ADDRESS
Jianqiu Yu	Carling Technology Limited, Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong

SECURED CREDITORS

14. (a) Mergersub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. At any time prior to the Effective Date, this Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

Appendix I

17. This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

Appendix I

SIGNED for and on behalf of	)
TRILLION ENERGY INVESTMENTS	)
HOLDINGS LIMITED:	)
)
	)	Duly Authorised Signatory
)
	)	Name: Jianqiu Yu
)
	)	Title: Director

SIGNED for and on behalf of	)
GUSHAN ENVIRONMENTAL	)
ENERGY LIMITED:	)
	)	Duly Authorised Signatory
)
	)	Name: Denny Lee
)
	)	Title: Chairman of Independent Committee

Appendix I